UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

WCI Communities, Inc.
Full Name of Registrant

Former Name if Applicable

24301 Walden Center Drive
Address of Principal Executive Office (Street and Number)

Bonita Springs, Florida 34134
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

WCI Communities, Inc.’s (the “Company”) Annual Report on Form 10-K for the calendar year ended December 31, 2007 could not be filed within the prescribed time period, as the closing of the books and the process of preparing the Company’s financial statements for the period ended December 31, 2007 is taking longer than expected as a result of the unexpected length of time needed to complete detailed impairment analyses for its real estate inventories, goodwill and investments in joint ventures. In addition, the Company has not completed its provision for income taxes, including an analysis of valuation allowance considerations related to its deferred tax assets. As a result, the Company was not able to timely file its Annual Report on Form 10-K for the calendar year ended December 31, 2007.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ernest J. Scheidemann	(239)	498-8200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate reporting total revenues of approximately $925-$950 million and a loss from continuing operations before income taxes of approximately $650-$700 million for the year ended December 31, 2007, as compared to total revenues of approximately $2.04 billion and income from continuing operations before income taxes of approximately $4.8 million for the year ended December 31, 2006. The decrease in revenues is a result of the continuing decline in demand for the Company’s products which has resulted in a decline in home closings and new home orders. The decrease in revenues is also attributable to the decline in tower unit sales in buildings under construction, fewer towers under construction recognizing revenue, slower construction cycles, and the recognition of tower defaults in our buildings that delivered units in 2007.

The Company’s loss from continuing operations before income taxes was affected by the recognition of real estate impairment charges, goodwill impairment charges, an impairment charge for an investment in a joint venture, and lot option and land purchase abandonment charges totaling $400-$425 million for the full year ended December 31, 2007. For the year ended December 31, 2006, the Company recorded real estate impairment losses of approximately $98.2 million and recorded $41.4 million in lot option and land purchase abandonment charges. Furthermore, effective October 1, 2007, the Company ceased the future use of percentage-of-completion accounting related to one of its tower projects and reserved 100% of the previously recognized cumulative profit totaling approximately $38 million, and reverted to the deposit method of accounting.

We have not completed our provision for income taxes, including valuation allowance considerations related to our deferred tax assets. Therefore, we are unable to provide an estimate of net loss for the year ended December 31, 2007.

We currently expect that we will file our Form 10-K no later than the fifteenth calendar date following the date on which it was due.

Cautionary Information Regarding Forward-Looking Statements

This Form 12b-25 includes a “forward-looking statement” as that term is defined in the Private Securities Litigation Reform Act of 1995. The forward-looking statement can be identified by the use of the forward-looking terminology “anticipate”. Our anticipated results could change materially as a result of the completion of our impairment analysis. Our anticipated results are subject to risks, uncertainties and other factors, including, among others, risks, uncertainties and factors set forth in the Company’s reports and documents filed with the Securities and Exchange Commission (which reports and documents should be read in conjunction with this Notification of Late Filing on Form 12b-25). We believe that all forward-looking statements are based upon reasonable assumptions when made; however, we caution that it is impossible to predict actual results or outcomes or the effects of risks, uncertainties or other factors on anticipated results or outcomes and that, accordingly, you should not place undue reliance on these statements. Forward-looking statements speak only as of the date when made, and we undertake no obligation to update these statements in light of subsequent events or developments. Actual results and outcomes may differ materially from anticipated results or outcomes discussed in forward-looking statements.

WCI Communities, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 29, 2008	By:	/s/ Ernest J. Scheidemann
Ernest J. Scheidemann Vice President and Treasurer